Exhibit 99.1

[GRAPHIC OMITTED]                                                   NEWS RELEASE
--------------------------------------------------------------------------------
                                                 CONTACT:          Lorne Waldman
                                                                       President
                                                 E-MAIL:  shareholder@namtai.com
                                                 WEBSITE:         www.namtai.com

                            NAM TAI ELECTRONICS, INC.
                       Announces Three-For-One Stock Split

VANCOUVER, CANADA -- June 20, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced that its board of directors has approved a three-for-one stock split of its outstanding Common Shares. The stock split will increase the number of Common Shares of the Company currently outstanding from approximately 12,169,168 to 36,507,504.

The shareholders of record of Nam Tai's Common Shares as of the close of business on June 30, 2003 will receive two additional shares for each Common Share held at that time. No action is required on the part of shareholders to receive shares pursuant to the stock split. The new shares are expected to be mailed by the Company's transfer agent, Registrar and Transfer Company, on or about July 7, 2003.

Second Quarter Dividend

The Company declared an annual dividend of $0.60 per share for 2003, payable quarterly at $0.15 per share per quarter. The second quarter dividend is payable on July 21, 2003 to shareholders of record as of the close of business on June 30, 2003. In light of the above stock split, the quarterly dividend payable for each Common Share of the Company will be changed to $0.05 per share commencing with the date of the dividend payable on July 21, 2003.

About Nam Tai

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones. Further information is available at www.namtai.com.

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